UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       Corrections Corporation of America
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    2205Y407
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 2, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|    Rule 13d-1(b)
        |X|    Rule 13d-1(c)
        |_|    Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2205Y407                SCHEDULE 13G                      Page 2 of 11
          --------
--------------------------------------------------------------------------------

1    Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Christopher M. Jeffries

--------------------------------------------------------------------------------
     Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
2                                                                        (b) |_|

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------

                 5     Sole Voting Power
                               3,455,237 (See Item 4 below)
NUMBER OF
SHARES           ---------------------------------------------------------------
BENEFICIALLY
OWNED BY         6     Shared Voting Power
EACH                           0
REPORTING
PERSON WITH:     ---------------------------------------------------------------

                 7     Sole Dispositive Power
                               3,455,237 (See Item 4 below)

                 ---------------------------------------------------------------

                 8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
                 3,455,237 (See Item 4 below)
--------------------------------------------------------------------------------

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      |_|

--------------------------------------------------------------------------------

11   Percent of Class Represented by Amount in Row (9)
                 12.1%

--------------------------------------------------------------------------------

12   Type of Reporting Person (See Instructions)
                 IN
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                      Page 3 of 11
          --------
--------------------------------------------------------------------------------

1    Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Income Opportunity Fund I LLC

--------------------------------------------------------------------------------
     Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
2                                                                        (b) |_|

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Citizenship or Place of Organization

     New York

--------------------------------------------------------------------------------

                 5     Sole Voting Power
                               1,307,417 (See Item 4 below)
NUMBER OF
SHARES           ---------------------------------------------------------------
BENEFICIALLY
OWNED BY         6     Shared Voting Power
EACH                           0
REPORTING
PERSON WITH:     ---------------------------------------------------------------

                 7     Sole Dispositive Power
                               1,307,417 (See Item 4 below)

                 ---------------------------------------------------------------

                 8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
                 1,307,417 (See Item 4 below)
--------------------------------------------------------------------------------

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      |_|

--------------------------------------------------------------------------------

11   Percent of Class Represented by Amount in Row (9)
                 4.9%

--------------------------------------------------------------------------------

12   Type of Reporting Person (See Instructions)
                 OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                      Page 4 of 11
          --------


--------------------------------------------------------------------------------

1    Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Millennium Development Partners V LLC

--------------------------------------------------------------------------------
     Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
2                                                                        (b) |_|

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Citizenship or Place of Organization

     New York

--------------------------------------------------------------------------------

                 5     Sole Voting Power
                               1,307,417 (See Item 4 below)
NUMBER OF
SHARES           ---------------------------------------------------------------
BENEFICIALLY
OWNED BY         6     Shared Voting Power
EACH                           0
REPORTING
PERSON WITH:     ---------------------------------------------------------------

                 7     Sole Dispositive Power
                               1,307,417 (See Item 4 below)

                 ---------------------------------------------------------------

                 8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
                 1,307,417 (See Item 4 below)
--------------------------------------------------------------------------------

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      |_|

--------------------------------------------------------------------------------

11   Percent of Class Represented by Amount in Row (9)
                 4.9%

--------------------------------------------------------------------------------

12   Type of Reporting Person (See Instructions)
                 OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                      Page 5 of 11
          --------


--------------------------------------------------------------------------------

1    Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Millennium Holdings II LLC

--------------------------------------------------------------------------------
     Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
2                                                                        (b) |_|

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Citizenship or Place of Organization

     New York

--------------------------------------------------------------------------------

                 5     Sole Voting Power
                               840,404 (See Item 4 below)
NUMBER OF
SHARES           ---------------------------------------------------------------
BENEFICIALLY
OWNED BY         6     Shared Voting Power
EACH                           0
REPORTING
PERSON WITH:     ---------------------------------------------------------------

                 7     Sole Dispositive Power
                               840,404 (See Item 4 below)

                 ---------------------------------------------------------------

                 8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
                 840,404 (See Item 4 below)
--------------------------------------------------------------------------------

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      |_|

--------------------------------------------------------------------------------

11   Percent of Class Represented by Amount in Row (9)
                 3.2%

--------------------------------------------------------------------------------

12   Type of Reporting Person (See Instructions)
                 OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                      Page 6 of 11
          --------


--------------------------------------------------------------------------------

1    Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Millennium Holdings III LLC

--------------------------------------------------------------------------------
     Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
2                                                                        (b) |_|

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Citizenship or Place of Organization

     New York

--------------------------------------------------------------------------------

                 5     Sole Voting Power
                               1,307,416 (See Item 4 below)
NUMBER OF
SHARES           ---------------------------------------------------------------
BENEFICIALLY
OWNED BY         6     Shared Voting Power
EACH                           0
REPORTING
PERSON WITH:     ---------------------------------------------------------------

                 7     Sole Dispositive Power
                               1,307,416 (See Item 4 below)

                 ---------------------------------------------------------------

                 8     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
                 1,307,416 (See Item 4 below)
--------------------------------------------------------------------------------

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      |_|

--------------------------------------------------------------------------------

11   Percent of Class Represented by Amount in Row (9)
                 4.9%

--------------------------------------------------------------------------------

12   Type of Reporting Person (See Instructions)
                 OO
--------------------------------------------------------------------------------

CUSIP No. 2205Y407                SCHEDULE 13G                      Page 7 of 11
          --------


Item 1(a). Name of Issuer

        Corrections Corporation of America (formerly known as Prison Realty Trust, Inc. and Prison Realty Corporation) (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices

        10 Burton Hills Boulevard
        Nashville, Tennessee 37215

Item 2(a). Name of Persons Filing

        Christopher M. Jeffries
        Income Opportunity Fund I LLC ("IOF")
        Millennium Development Partners V LLC ("MDP V")
        Millennium Holdings II LLC ("MH II")
        Millennium Holdings III LLC ("MH III", and collectively with Mr.
               Jeffries, IOF, MDP V and MH II, the "Reporting Persons")

Item 2(b). Address of Principal Business Office or, if none, Residence

        The address of the principal place of business of each of the Reporting Persons is:

               c/o Millennium Partners
               1995 Broadway
               New York, New York 10023

Item 2(c). Citizenship

        Mr. Jeffries is a citizen of the United States.
        IOF is a New York limited liability company.
        MDP V is New York limited liability company.
        MH II is a New York limited liability company.
        MH III is a New York limited liability company.

Item 2(d). Title of Class of Securities

        Common stock, par value $0.01 per share ("Common Stock")

Item 2(e). CUSIP Number

        2205Y407

CUSIP No. 2205Y407                SCHEDULE 13G                      Page 8 of 11
          --------


Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
           (c), check whether the person filing is a:

        Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4.    Ownership

        The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 25,132,000 shares of Common Stock outstanding as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 that was filed by the Company on November 14, 2001.

        The shares of Common Stock reported in this Schedule 13G as beneficially owned by the Reporting Persons are not yet issued but are issuable upon the conversion of the $41,114,461 aggregate principal amount of 10.0% convertible subordinated notes due December 31, 2008 of the Company (the "Notes") held by the Reporting Persons. $40,000,000 aggregate principal amount of the Notes were issued to MDP Ventures IV LLC (an affiliate of the Reporting Persons) by the Company pursuant to a Note Purchase Agreement, dated as of December 31, 1998, and $1,114,461 aggregate principal amount of the Notes were issued to MDP Ventures IV LLC in June 2000 in satisfaction of certain then existing default interest payment obligations. The Notes were subsequently transferred by MDP Ventures IV LLC to the Reporting Persons. The Notes may be converted into shares of Common Stock at any time after January 1, 2001 and prior to December 31, 2008 at the option of the holders at a current conversion rate disclosed by the Company of 84.04040 shares of Common Stock per $1,000 principal amount of Notes (the "Conversion Rate"). The Conversion Rate is subject to adjustment upon the occurrence of certain future events.

        IOF holds of record $15,557,231 aggregate principal amount of Notes and may therefore be deemed to beneficially own the 1,307,417 shares of Common Stock, which represents approximately 4.9% of the outstanding shares of Common Stock issuable upon conversion of such Notes at the Conversion Rate. MH II holds of record $10,000,000 aggregate principal amount of Notes and may therefore be deemed to beneficially own the 840,404 shares of Common Stock, which represents approximately 3.2% of the outstanding shares of Common Stock issuable upon conversion of such Notes at the Conversion Rate. MH III holds of record $15,557,230 aggregate principal amount of Notes and may therefore be deemed to beneficially own the 1,307,416 shares of Common Stock, which represents approximately 4.9% of the outstanding shares of Common Stock issuable upon conversion of such Notes at the Conversion Rate. Additionally, as the managing member of IOF, MDP V may be deemed to beneficially own the 1,307,417 shares of Common Stock issuable upon conversion of the Notes directly owned by IOF. MDP V may therefore be deemed to be the beneficial owner of such shares of Common Stock, representing 4.9% of the outstanding shares of Common Stock. As the controlling member of each of MDP V, MH II and MH III, Mr. Jeffries may be deemed to beneficially own the aggregate of 3,455,237 shares of Common Stock issuable upon conversion of the Notes directly owned by each of IOF, MH II and MH III. Mr. Jeffries may therefore be deemed to be the beneficial owner of such shares of Common Stock, representing in the aggregate 12.1% of the outstanding shares of Common Stock.

CUSIP No. 2205Y407                SCHEDULE 13G                      Page 9 of 11
          --------


        IOF has sole direct voting and dispositive power over the 1,307,417 shares of Common Stock issuable upon conversion of the $15,557,231 aggregate principal amount of Notes it directly owns. MH II has sole direct voting and dispositive power over the 840,404 shares of Common Stock issuable upon conversion of the $10,000,000 aggregate principal amount of Notes it directly owns. MH III has sole direct voting and dispositive power over the 1,307,416 shares of Common Stock issuable upon conversion of the $15,557,230 aggregate principal amount of Notes it directly owns. As the managing member of IOF, MDP V may be deemed to have sole indirect voting and dispositive power over the 1,307,417 shares of Common Stock issuable upon conversion of the Notes directly owned by IOF. As the controlling member of each of MDP V, MH II and MH III, Mr. Jeffries may be deemed to have sole indirect voting and dispositive power over the 3,455,237 shares of Common Stock issuable upon conversion of the Notes directly owned by each of IOF, MH II and MH III.

Item 5.    Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.    Identification and Classification of Members of the Group

        Not applicable.

Item 9.    Notice of Dissolution of Group

        Not applicable.

Item 10.   Certification

        By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 10 of 11
          --------


Exhibits:

        A. Joint Filing Agreement, dated as of December 20, 2001, among Christopher M. Jeffries, Income Opportunity Fund I LLC, Millennium Development Partners V LLC, Millennium Holdings II LLC and Millennium Holdings III LLC.

CUSIP No. 2205Y407                SCHEDULE 13G                     Page 11 of 11
          --------


                                    SIGNATURE

               After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2001

                                      /s/ Christopher M. Jeffries
                                     -------------------------------------------
                                     CHRISTOPHER M. JEFFRIES


                                     INCOME OPPORTUNITY FUND I LLC

                                     By: MILLENNIUM DEVELOPMENT PARTNERS V, its
                                         managing member


                                         By:     /s/ Steven L. Hoffman
                                                --------------------------------
                                                Name:  Steven L. Hoffman
                                                Title: Vice President


                                     MILLENNIUM DEVELOPMENT PARTNERS V LLC


                                     By:  /s/ Steven L. Hoffman
                                         ---------------------------------------
                                         Name:  Steven L. Hoffman
                                         Title: Vice President


                                     MILLENNIUM HOLDINGS II LLC


                                     By:   /s/ Steven L. Hoffman
                                         ---------------------------------------
                                         Name:  Steven L. Hoffman
                                         Title: Vice President


                                     MILLENNIUM HOLDINGS III LLC


                                     By:  /s/ Steven L. Hoffman
                                         ---------------------------------------
                                         Name:  Steven L. Hoffman
                                         Title: Vice President

                                                                       EXHIBIT A
                             Joint Filing Agreement

        This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of shares of common stock, par value $0.01 per share, of Corrections Corporation of America, a Maryland corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  December 20, 2001

                                      /s/ Christopher M. Jeffries
                                     -------------------------------------------
                                     CHRISTOPHER M. JEFFRIES


                                     INCOME OPPORTUNITY FUND I LLC

                                     By: MILLENNIUM DEVELOPMENT PARTNERS V, its
                                         managing member


                                         By:     /s/ Steven L. Hoffman
                                                --------------------------------
                                                Name:  Steven L. Hoffman
                                                Title: Vice President


                                     MILLENNIUM DEVELOPMENT PARTNERS V LLC


                                     By:  /s/ Steven L. Hoffman
                                         ---------------------------------------
                                         Name:  Steven L. Hoffman
                                         Title: Vice President


                                     MILLENNIUM HOLDINGS II LLC


                                     By:   /s/ Steven L. Hoffman
                                         ---------------------------------------
                                         Name:  Steven L. Hoffman
                                         Title: Vice President


                                     MILLENNIUM HOLDINGS III LLC


                                     By:  /s/ Steven L. Hoffman
                                         ---------------------------------------
                                         Name:  Steven L. Hoffman
                                         Title: Vice President